Exhibit 99.2

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TIGER MEDIA, INC.	As a shareholder of Tiger Media, Inc., you have the option of voting your shares electronically through the Internet, eliminating the need to return the proxy card. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet must be received by 7:00 p.m., Eastern Time, on December 17, 2014.

INTERNET/MOBILE – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.
PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY	Please mark your votes like this	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1-5.

NOMINEES:

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF ELECTING THE FIVE NOMINEES TO THE BOARD OF DIRECTORS, IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS THE PROXIES HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The undersigned acknowledges receipt of the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement for the December 19, 2014 meeting.

Election of Directors 1. To elect Mr. Robert Fried as a director of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐
2. To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐
3 To elect Mr. Yunan (Jeffrey) Ren as a director of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐
4. To elect Mr. Steven D. Rubin as a director of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐
5. To elect Mr. Peter W.H. Tan as a director of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature, if held jointly	Date	, 2014.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Availability of Materials for the Annual General Meeting of Shareholders to be held December 19, 2014 (local time)

The Notice of the Annual General Meeting and our Form 20-F for the year ended December 31, 2013 are available at http://www.tigermedia.com

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

TIGER MEDIA, INC.

Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West,

Jing An District, Shanghai, China 200040

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL GENERAL MEETING OF SHAREHOLDERS — DECEMBER 19, 2014 (10:30 A.M. LOCAL TIME)

The undersigned hereby appoints Peter Tan and Joshua Weingard and each of them severally, as proxies of the undersigned, each with full power to appoint his substitute, to represent the undersigned at the Annual General Meeting (the “Meeting”) of Shareholders of Tiger Media, Inc. (the “Company”) to be held on December 19, 2014 (10:30 a.m. local time) at Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Jing An District, Shanghai, China 200040, and at any adjournments thereof, and to vote thereat all ordinary shares of the Company held of record by the undersigned at the close of business on November 3, 2014 in accordance with the instructions set forth on this proxy card and, in their discretion, to vote such shares on any other business as may properly come before the Meeting and on matters incident to the conduct of the Meeting. Any proxy heretofore given by the undersigned with respect to such ordinary shares is hereby revoked.

PLEASE MARK, DATE AND SIGN THIS PROXY ON THE REVERSE SIDE AND RETURN IT IN THE ENCLOSED ENVELOPE

(Continued and to be marked, dated and signed, on the other side)